ITEM 77I


On February 5, 1997, the Board of Directors of Aon Funds (the "Trust") adopted amendments to the Aon Funds Plan Pursuant to Rule 18f-3(d) Under Investment Company Act of 1940 (the "Rule 18f-3 Plan") pursuant to which all Class C shares of each of the Money Market Fund, the Asset Allocation Fund, the Government Securities Fund, the S&P 500 Index Fund, the REIT Index Fund and the International Equity Fund (collectively, the "Funds") of the Trust were automatically converted into Class Y shares of each such respective Fund effective February 28, 1997, and thereafter no additional Class C shares of any Fund are to be offered or sold. The principal distinction between Class C shares and Class Y shares of each Fund is that Class C shares were subject to Rule 12b-1 fees whereas Class Y shares are not.